[U.S. Franchise Systems, Inc. Letterhead]

US Franchise Systems Announces Self Tender And Recapitalization Transaction

            U.S. Franchise Systems, Inc. (Nasdaq: USFS) announced today that it had entered into a definitive agreement with interests of the Pritzker family of Chicago to effect a recapitalization of the Company. Pursuant to the definitive agreement, USFS will shortly commence a self-tender for 8.66 million shares of Common Stock at a price of $7.50 per share. Pritzker family business interests will invest $75 million in the Company in exchange for $65 million of a new series of 8.5% Redeemable Preferred Stock and $10 million of a new series of 6% Redeemable Convertible/Exchangeable Preferred Stock.

            The Convertible/Exchangeable Preferred Stock will initially be convertible into 10 million shares of Common Stock at a conversion price of $7.50 per share, or if lower, the average of the representative bid and asked prices of the Company's Common Stock over a 21 trading day period ending on the 90th day following the completion of the transaction, but not less than $6.50 per share, subject to downward adjustment upon certain events.

            Upon the completion of the transaction, Pritzker family business interests, together with Mike Leven, chairman of the board and CEO of the Company, certain of his family members and Steven Romaniello, executive vice president, franchise sales and administration of the Company, will enter into a shareholders agreement and will collectively control a majority of the outstanding voting power of the Company.

            Commented Mike Leven, "During the past five months, our Company has investigated many opportunities that would be beneficial to our shareholders. It has been my personal desire to keep our leadership and philosophy in place, while also making sure that our shareholders gain from any transaction. I am proud that under the terms of this agreement, existing management and employees will remain in place, and USFS will have a very strong strategic partner with whom we can not only continue to grow our brands but also remain true to our culture and business principles."

            Pritzker family business interests which own, among other ventures, Hyatt Corporation and Hyatt International Corporation, were advised in this transaction by Hospitality Investment Fund, LLC, an affiliate of The Pritzker Organization, LLC. Douglas G. Geoga, president of Hospitality Investment Fund, LLC and former President of Hyatt Hotels Corporation, stated "It is a great pleasure for us to join with Mike Leven and his accomplished team led by Steve Romaniello. We expect that with Mike and Steve's leadership and our sponsorship, USFS will have the resources to be a dominant player in the hospitality industry." Upon the completion of the transaction, Mr. Geoga will continue to represent Pritzker family business interests on the Company's Board and will be involved in the Company's strategic direction.

            The tender offer and the recapitalization are subject to customary conditions, including the tender of at least 3 million shares of Common Stock, receipt of shareholder approval of the issuance of the Preferred Stock and of certain amendments to the Company's certificate of incorporation to facilitate the transaction, and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Acts of 1976.

            The transaction is expected to be completed in the fourth quarter of 2000. USFS was advised in the transaction by Bank of America Securities LLC.

            Atlanta-based U.S. Franchise Systems, franchises Microtel Inns & Suites, a chain of all newly-constructed, budget hotels, Hawthorn Suites, a predominantly upscale extended-stay chain, and Best Inns & Suites, an economy/mid-priced chain. The Company trades under the symbol USFS on the Nasdaq National Market.

            Certain statements in this press release, including statements about the proposed recapitalization transaction, constitute "forward-looking statements" within the meaning of the Private

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Securities Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those factors in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and other reports and filings with the Securities and Exchange Commission. There can be no assurance that the recapitalization transaction, which is subject to numerous conditions, will occur in the fourth quarter of 2000 or at all.

            Investors and security holders are advised to read the offer to purchase and the other tender offer materials that USFS will be sending to its shareholders because they contain important information.

            Investors and security holders are also advised to read the proxy statement that will be filed by USFS with respect to the upcoming special meeting of shareholders of USFS in connection with the proposed issuance of preferred stock and amendments to the certificate of incorporation of USFS, when it becomes available, because it will contain important information. Information regarding persons who may be considered "participants" in the solicitation of proxies from USFS shareholders can be found in a Schedule 14A to be filed with the Securities and Exchange Commission on June 5, 2000.

            Investors and security holders may obtain a free copy of the tender offer materials and the proxy statement (when they become available) and the
Schedule 14A containing the participant information referred to above and other documents filed by USFS with the Commission at the Commission's website at www.sec.gov. The tender offer materials, the proxy statement, the Schedule 14A containing the participant information and such other documents may also be obtained for free from USFS by directing such request to: U.S. Franchise Systems, Inc., 13 Corporate Square, Suite 250, Atlanta, GA 30329, attention:
Investor Relations 404-235-7400.

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